SCHEDULE A

TRANSACTIONS IN THE ISSUER’S SECURITIES DURING THE LAST 60 DAYS

Nature of the Transaction	Securities Sold	Price Per Share ($)	Date of Transaction
Sale of Common Shares	515,000*	$18.8955	April 9, 2026

* Represents transactions made on the open market by MCB.

Other than as disclosed in this Schedule A, there was no transaction in the Common Shares by the Reporting Persons during the past sixty days.